RIDER NO. 13

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Seligman Data Corp.                                                    87167106B
--------------------------------------------------------------------------------
EFFECTIVE DATE                BOND PERIOD              AUTHORIZED REPRESENTATIVE

October 3, 2006      July 24, 2006 to July 24, 2007      /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

      Seligman TargetHorizon ETF Portfolios, Inc.

            o     Seligman TargETFund 2045

            o     Seligman TargETFund 2035

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 14

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Seligman Data Corp.                                                    87167106B
--------------------------------------------------------------------------------
EFFECTIVE DATE                BOND PERIOD              AUTHORIZED REPRESENTATIVE

December 29, 2006    July 24, 2006 to July 24, 2007      /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

            o LaSalle Global Real Estate Fund, a series of Seligman LaSalle Real Estate Fund Series, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 15

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Seligman Data Corp.                                                    87167106B
--------------------------------------------------------------------------------
EFFECTIVE DATE                BOND PERIOD              AUTHORIZED REPRESENTATIVE

May 25, 2007         July 24, 2006 to July 24, 2007      /S/ Catherine Dalton
================================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

      Seligman LaSalle International Real Estate Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                           SELIGMAN CAPITAL FUND, INC.
                       SELIGMAN CASH MANAGEMENT FUND, INC.
                        SELIGMAN COMMON STOCK FUND, INC.
               SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC.
                      SELIGMAN CORE FIXED INCOME FUND, INC.
                          SELIGMAN FRONTIER FUND, INC.
                        SELIGMAN GLOBAL FUND SERIES, INC.
                           SELIGMAN GROWTH FUND, INC.
                        SELIGMAN HIGH INCOME FUND SERIES
                      SELIGMAN INCOME AND GROWTH FUND, INC.
                 SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.
              SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.
                      SELIGMAN MUNICIPAL FUND SERIES, INC.
                         SELIGMAN MUNICIPAL SERIES TRUST
                    SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                      SELIGMAN NEW TECHNOLOGIES FUND, INC.
                     SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                   SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                   SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                            SELIGMAN PORTFOLIOS, INC.
                      SELIGMAN SELECT MUNICIPAL FUND, INC.
                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                        SELIGMAN VALUE FUND SERIES, INC.
                           TRI-CONTINENTAL CORPORATION
                           (collectively, the "Funds")

                             Secretary's Certificate
                             -----------------------

      The undersigned certifies that he is the Secretary of each of the Funds, and that, as such, he is authorized to execute this certificate on behalf of each Fund and further certifies on behalf of each Fund that following are a true and complete copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund on May 17, 2007, relating to the Funds' Joint Fidelity Bond (the "Bond") as set forth below and such resolutions have not been rescinded or amended and remain in full force and effect on the date hereof:

1. The Board of Directors of Seligman LaSalle International Real Estate Fund, Inc. (the "Real Estate Fund") adopted the following resolutions:

            RESOLVED, that it is determined that the Joint Fidelity Bond (the "Bond") coverage in the aggregate amount of $24 million for larceny and embezzlement under the agreement jointly insuring the Real Estate Fund, the other investment companies in the Seligman Group, Seligman Advisors, Inc., J. & W. Seligman & Co. Incorporated Matched Accumulation Plan, Seligman Data Corp. ("SDC") and SDC Employees

      Thrift Plan as primary assureds, is reasonable and is approved as to amount, type, form and coverage;

            FURTHER RESOLVED, that the portion of the premium to be paid for the Bond by the Real Estate Fund, as presented to this meeting is fair and reasonable and be, and hereby is, approved;

            FURTHER RESOLVED, that the agreement among the Insured Entities governing the recovery to be made by such Insured Entities in respect of any covered loss, as provided by Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the "1940 Act") be, and hereby is, approved with respect to the Real Estate Fund;

            FURTHER RESOLVED, that each of the Vice Presidents, the Treasurer, the Secretary and Assistant Secretaries of the Real Estate Fund, is designated as an officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 under
      Section 17(g) of the 1940 Act; and

            FURTHER RESOLVED, that the proper officers of the Real Estate Fund be, and each of them hereby is, authorized, directed and empowered, in the name and on behalf of the Real Estate Fund, to execute, file and record any agreements, certificates and all such other documents, and to take any and all such other actions as they or any of them may deem necessary or desirable to effectuate fully the purposes of the foregoing resolutions and the transactions contemplated thereby.

2. The Board of Directors/Trustees of each of the other Funds (the "Seligman Funds") adopted the following resolutions:

            RESOLVED, that the portion of the premium to be paid for the Bond by each Seligman Fund, as presented to this meeting, is fair and reasonable, and be, and hereby is, approved; and

            FURTHER RESOLVED, that the proper officers of each Seligman Fund be, and each of them hereby is authorized, directed and empowered, in the name and on behalf of each such Seligman Fund, to file and record any agreements, certificates and all such other documents, and to take any and all such other actions as they or any of them may deem necessary or desirable to effectuate fully the purposes of the foregoing resolutions and the transactions contemplated thereby.

      IN WITNESS WHEREOF, I have set my hand, on behalf of each Fund, this 17th day of April 2008.

                                                /s/Frank J. Nasta
                                                -----------------
                                                  Frank J. Nasta

                                                                       EXHIBIT C

                                    AGREEMENT

                          ICI MUTUAL INSURANCE COMPANY
                         INVESTMENT COMPANY BLANKET BOND

                                      AMONG

                           SELIGMAN CAPITAL FUND, INC.
                       SELIGMAN CASH MANAGEMENT FUND, INC.
                        SELIGMAN COMMON STOCK FUND, INC.
               SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC.
                          SELIGMAN FRONTIER FUND, INC.
                           SELIGMAN GROWTH FUND, INC.
                        SELIGMAN GLOBAL FUND SERIES, INC.
                        SELIGMAN HIGH INCOME FUND SERIES
                      SELIGMAN INCOME AND GROWTH FUND, INC.
                      SELIGMAN CORE FIXED INCOME FUND, INC.
              SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.
                 SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.
                      SELIGMAN MUNICIPAL FUND SERIES, INC.
                         SELIGMAN MUNICIPAL SERIES TRUST
                    SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                      SELIGMAN NEW TECHNOLOGIES FUND, INC.
                     SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                   SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                            SELIGMAN PORTFOLIOS, INC.
                      SELIGMAN SELECT MUNICIPAL FUND, INC.
                   SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                        SELIGMAN VALUE FUND SERIES, INC.
                           TRI-CONTINENTAL CORPORATION
                               SELIGMAN DATA CORP.
                   SELIGMAN DATA CORP. EMPLOYEES' THRIFT PLAN
                             SELIGMAN ADVISORS, INC.
          J. & W. SELIGMAN & CO. INCORPORATED MATCHED ACCUMULATION PLAN

May 17, 2007

            Agreement, dated as of May 17, 2007 by and among Seligman Capital Fund, Inc., Seligman Cash Management Fund, Inc., Seligman Common Stock Fund, Inc., Seligman Communications and Information Fund, Inc., Seligman Frontier Fund, Inc., Seligman Growth Fund, Inc., Seligman Global Fund Series, Inc., Seligman High Income Fund Series, Seligman Income and Growth Fund, Inc., Seligman Core Fixed Income Fund, Inc., Seligman LaSalle International Real Estate Fund, Inc., Seligman LaSalle Real Estate Fund Series, Inc., Seligman Municipal Fund Series, Inc., Seligman Municipal Series Trust, Seligman New Jersey Municipal Fund, Inc., Seligman New Technologies Fund, Inc., Seligman New Technologies Fund II, Inc., Seligman Pennsylvania Municipal Fund Series, Seligman Portfolios, Inc., Seligman Select Municipal Fund, Inc., Seligman TargetHorizon ETF Portfolios, Inc., Seligman Time Horizon/Harvester Series, Inc., Seligman Value Fund Series, Inc., Tri-Continental Corporation (hereinafter collectively called the "Investment Companies"), Seligman Data Corp. ("SDC"), SDC Employees' Thrift Plan, Seligman Advisors, Inc., and J. & W. Seligman & Co. Incorporated Matched Accumulation Plan.

      Pursuant to an Agreement, dated September 15, 2005, SDC presently carries an Investment Company Blanket Bond in the amount of $24,000,000 insuring against losses from larceny and embezzlement, on a joint basis, for the protection of itself and the parties thereto (as amended by specific riders to the bond). The parties thereto desire to amend as of May 17, 2007, the Agreement dated September 15, 2005, as a result of their intention to permit Seligman LaSalle International Real Estate Fund, Inc. to participate in the existing Blanket Bond effective on the date upon which its registration statement becomes effective (expected to be on or about May 25, 2007).

      NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

      (1) SDC will arrange for the continuation of the Blanket Bond, by the ICI Mutual Insurance Company authorized to do business in the place where the bond was issued, for the protection of itself, the Investment Companies, SDC Employees' Thrift Plan, Seligman Advisors, Inc. and J. & W. Seligman & Co. Incorporated Matched Accumulation Plan, collectively referred to as the Insureds, in the amount indicated:

      The Blanket Bond is in the aggregate amount of $24,000,000 and, inclusive of any riders thereto, provides that:

            (a) The bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party, and by the underwriter to all registered management investment companies named as Insureds, and to the Securities and Exchange Commission, Washington, D. C., not less than sixty days prior to the effective date of such cancellation, termination or modification; and,

            (b) The Underwriter shall furnish each registered management investment company named as an Insured with (1) a copy of the bond and any amendment thereto, promptly after the execution thereof, (2) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (3) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

      (2) The premiums payable in respect of the joint policy shall be paid by SDC which may then charge each Insured for its pro rata share of such premium.

      (3) The Insureds shall have the right to receive insurance proceeds paid in respect of any loss or losses covered by the joint policy, as follows:

            (a) In the event that such proceeds are paid in respect of a loss or losses suffered by only one of the Insureds, all said proceeds shall be paid to it.

            (b) In the event that such proceeds are paid in respect of losses suffered by two or more of the Insureds, which losses shall constitute but a "single loss" under the provisions of the joint policy and the total of which losses shall not exceed the amount of such proceeds paid in respect thereof, each of said Insureds shall share in such proceeds to the extent of its individual loss.

            (c) In the event that such proceeds are paid in respect of losses suffered by two or more of the Insureds, which losses shall constitute but a "single loss" under the provisions of the joint policy and the total of which losses shall exceed the amount of such proceeds paid in respect thereof, each of said Insureds shall share in such proceeds in the proportion which its individual loss bears to the total of the individual losses of said Insureds, provided, that such proceeds, in the case of a loss suffered by one of the Investment Companies, shall be at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1, as amended; and provided further, that such proceeds in the case of a loss suffered by the SDC Employees' Thrift Plan and/or by the J. & W. Seligman & Co. Incorporated Matched Accumulation Plan shall be, after giving consideration to the preceding clause, at least equal to the amount which each would have received had each plan provided and maintained a separate bond with the minimum coverage required by Section 412 of the Employee Retirement Income Security Act of 1974.

      (4) This Agreement shall not be construed as imposing upon any of the parties hereto any obligations to indemnify any other party against any loss or losses suffered by such party.

      (5) The aforementioned Agreement of September 15, 2005 between the parties hereto is cancelled and superseded in its entirety by the provisions of this Agreement.

      (6) This Agreement shall be construed in accordance with the laws of the State of New York.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed in various counterparts and corporate seals where appropriate to be hereto duly affixed by its proper officers thereunto duly authorized, all of the day and year first above written.

                        SELIGMAN CAPITAL FUND, INC.
                        SELIGMAN CASH MANAGEMENT FUND, INC.
                        SELIGMAN COMMON STOCK FUND, INC.
                        SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC. SELIGMAN FRONTIER FUND, INC.
                        SELIGMAN GROWTH FUND, INC.
                        SELIGMAN GLOBAL FUND SERIES, INC.
                        SELIGMAN HIGH INCOME FUND SERIES
                        SELIGMAN INCOME AND GROWTH FUND, INC.
                        SELIGMAN CORE FIXED INCOME FUND, INC.
                        SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC. SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC. SELIGMAN MUNICIPAL FUND SERIES, INC.
                        SELIGMAN MUNICIPAL SERIES TRUST
                        SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.
                        SELIGMAN NEW TECHNOLOGIES FUND, INC.
                        SELIGMAN NEW TECHNOLOGIES FUND II, INC.
                        SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES
                        SELIGMAN PORTFOLIOS, INC.
                        SELIGMAN SELECT MUNICIPAL FUND, INC.
                        SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.
                        SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.
                        SELIGMAN VALUE FUND SERIES, INC.
                        TRI-CONTINENTAL CORPORATION

Attest:

/s/ Frank Nasta         By /s/ Thomas G. Rose
---------------            ------------------
Secretary                    Vice President

                        SELIGMAN DATA CORP.

Attest:

/s/ Frank Nasta         By /s/ John H. Clark
---------------            -----------------
Secretary                      President

                        SELIGMAN DATA CORP.
                        EMPLOYEES' THRIFT PLAN

                        By /s/ Thomas G. Rose
                           ------------------
                           Committee Member

Attest:

/s/ Frank Nasta         By /s/ John H. Clark
---------------            -----------------
Witness                    Committee Member

                        J. & W. SELIGMAN & CO. INCORPORATED
                        MATCHED ACCUMULATION PLAN

                        By /s/ Thomas G. Rose
                           ------------------
                           Committee Member

Attest:

/s/ Frank Nasta         By /s/ John H. Clark
---------------            -----------------
      Witness              Committee Member

                        SELIGMAN ADVISORS, INC.
Attest:

/s/ Frank Nasta         By /s/ Charles W. Kadlec
---------------            ---------------------
Secretary                        President

                                                                       EXHIBIT A

                           SCHEDULE OF REQUIRED AMOUNT
                             FOR JOINT FIDELITY BOND

                                                              GROSS ASSETS    MINIMUM AMOUNT
                                                                6/30/2006      OF BOND UNDER
                        FUND/ENTITY                           (000 OMITTED)     RULE 17g-1
-----------------------------------------------------------   -------------   --------------
Seligman Capital Fund, Inc.                                   $     500,996   $      900,000
Seligman Cash Management Fund, Inc.                                 183,479          600,000
Seligman Common Stock Fund, Inc.                                    235,997          600,000
Seligman Communications & Information Fund, Inc.                  3,472,887        2,100,000
Seligman Frontier Fund, Inc.                                         78,815          450,000
Seligman Growth Fund, Inc.                                          447,072          750,000

Seligman Global Fund Series, Inc.:
   Emerging Markets Fund                                             95,774
   Global Growth Fund                                                49,726
   Global Smaller Companies Fund                                    200,914
   Global Technology Fund                                           363,362
   International Growth Fund                                         87,544
                                                              -------------
                                                                    797,320        1,000,000
Seligman High Income Fund Series:
   High-Yield Fund                                                  378,749
   U.S. Government Securities Fund                                   70,761
                                                              -------------
                                                                    449,510          750,000

Seligman Income & Growth Fund, Inc.                                  86,714          450,000
Seligman Core Fixed Income Fund, Inc.                                29,399          300,000

Seligman LaSalle International Real Estate Fund, Inc. (4)           300,000          750,000

Seligman LaSalle Real Estate Fund Series, Inc.
   Seligman LaSalle Monthly Dividend Real Estate Fund                87,370
   Seligman LaSalle Global Real Estate Fund (3)                      15,000
                                                              -------------
                                                                    102,370          525,000
Seligman Municipal Fund Series, Inc.:
   National Series                                                   69,590
   Colorado Series                                                   33,213
   Georgia Series                                                    29,535
   Louisiana Series                                                  32,075
   Maryland Series                                                   37,116
   Massachusetts Series                                              69,269
   Michigan Series                                                   95,034
   Minnesota Series                                                  79,551
   Missouri Series                                                   29,404
   New York Series                                                   71,056
   Ohio Series                                                      102,703
   Oregon Series                                                     54,578
   South Carolina Series                                             77,403
                                                              -------------
                                                                    780,527        1,000,000
Seligman Municipal Series Trust:
   California High-Yield Series                                      35,708
   California Quality Series                                         45,968
   Florida Series                                                    30,953
   North Carolina Series                                             16,982
                                                              -------------
                                                                    129,611          525,000

Seligman New Jersey Municipal Fund, Inc.                             37,371          350,000
Seligman New Technologies Fund, Inc.                                 36,278          350,000
Seligman New Technologies Fund II, Inc.                              75,169          450,000
Seligman Pennsylvania Municipal Fund Series                          17,903          225,000

                                                              GROSS ASSETS    MINIMUM AMOUNT
                                                                6/30/2006      OF BOND UNDER
                        FUND/ENTITY                           (000 OMITTED)     RULE 17g-1
-----------------------------------------------------------   -------------   --------------
Seligman Portfolios, Inc.:
   Investment Grade Fixed Income Portfolio                            2,361
   Capital Portfolio                                                 12,011
   Cash Management Portfolio                                         13,177
   Common Stock Portfolio                                             7,287
   Communications & Information Portfolio                            55,728
   International Growth Portfolio                                     4,437
   Global Technology Portfolio                                        8,673
   Large-Cap Value Portfolio                                          4,728
   Smaller-Cap Value Portfolio                                      223,349
                                                              -------------
                                                                    331,751          750,000

Seligman Quality Municipal Fund, Inc.                                97,999          450,000
Seligman Select Municipal Fund, Inc.                                224,064          600,000

Seligman TargetHorizon ETF Portfolios, Inc.
  Seligman Targ ETFund 2045 (2)                                      15,000
  Seligman Targ ETFund 2035 (2)                                      15,000
  Seligman Targ ETFund 2025                                          16,720
  Seligman Targ ETFund 2015                                          18,541
  Seligman Targ ETFund Core                                          32,544
                                                              -------------
                                                                     97,805          450,000
Seligman Time Horizon/Harvester Series, Inc.
  Time Horizon 30 Fund                                               15,770
  Time Horizon 20 Fund                                               27,442
  Time Horizon 10 Fund                                               34,750
  Harvester Fund                                                     16,632
                                                              -------------
                                                                     94,594          450,000

Seligman Value Fund Series, Inc.:
  Large-Cap Value Fund                                              252,498

  Smaller-Cap Value Fund                                            326,895
                                                              -------------
                                                                    579,393          900,000

Tri-Continental Corporation                                       2,410,459        1,700,000
                                                              -------------   --------------

Total Investment Companies                                       11,597,483       17,375,000

J. & W. Seligman & Co. Inc. Matched Accumulation Plan                43,009          500,000 (1)
Seligman Data Corp. Employees' Thrift Plan                           13,161          500,000 (1)

                                                              -------------   --------------
                                                              $  11,653,653   $   18,375,000
                                                              =============   ==============

(1) Section 142 of ERISA requires fidelity bonding of not less than 10% of funds handled each year, subject to a maximum bond of $500,000.

(2)   Fund commenced operations on October 2, 2006.

(3)   Fund commenced operations on December 29, 2006.

(4)   Fund anticipated launch date is May 25, 2007.